Exhibit 12.1

LSB Industries, Inc.
Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	2006	2007	2008	2009	2010
Income from continuing operations before provisions for income taxes and equity in earnings of affiliate	$ 15,848	$ 48,197	$ 54,399	$ 35,877	$ 48,499
Add:
Fixed charges	15,971	15,674	12,042	8,001	7,220
Share of distributed income of 50% owned affiliate	875	765	735	785	825
Adjusted Earnings	$ 32,694	$ 64,636	$ 67,176	$ 44,663	$ 56,544

Fixed Charges:
Interest expense (1)	$ 12,028	$ 11,723	$ 8,510	$ 6,016	$ 5,900
Estimate of interest in rental expense	3,943	3,951	3,532	1,985	1,320
Fixed Charges	$ 15,971	$ 15,674	$ 12,042	$ 8,001	$ 7,220

Preferred stock dividends:	2,783	5,912	463	519	511
Combined fixed charges and preferred stock dividends	$ 18,754	$ 21,586	$ 12,505	$ 8,520	$ 7,731

Ratio of earnings to fixed charges	2.0	4.1	5.6	5.6	7.8

Ratio of earnings to combined fixed charges and preferred stock dividends	1.7	3.0	5.4	5.2	7.3

(1)    Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.